Exhibit 99.1

InflaRx Doses First Patient in Multicenter Randomized Clinical Trial in Severe Progressed COVID-19 Pneumonia in Europe upon Receipt of Initial Positive Human Data with InflaRx’s anti-C5a Technology

•	InflaRx has dosed the first patient in an adaptive randomized controlled clinical study with IFX-1 in patients with severe COVID-19 pneumonia in the Netherlands
•	InflaRx received initial positive human data from its licensee, Beijing Defengrei Biotechnology Co. Ltd. (BDB), suggesting a potential role of C5a in COVID-19

Jena, Germany, March 31, 2020 – InflaRx N.V. (Nasdaq: IFRX), a clinical-stage biopharmaceutical company developing anti-inflammatory therapeutics by targeting the complement system, today announced the enrollment of the first patient into a randomized clinical trial investigating the safety and efficacy of IFX-1, the company´s monoclonal anti-C5a antibody, in patients with severe COVID-19-induced pneumonia. The company has received initial positive human data from two initial patients suffering from COVID-19-induced severe pneumonia who were treated with BDB-001, an anti-C5a antibody produced by BDB from the IFX-1 cell line, in China. Data from the two patients are part of a larger investigation on the role of complement activation in COVID-19 which have been made publicly available through a pre-print server and have not been independently validated by InflaRx.

Based on the company´s existing pre-clinical research on the role of C5a in viral-induced pneumonia and the initial results from the BDB study, InflaRx has decided to initiate a clinical development program with IFX-1 in COVID-19 patients with severely progressed pneumonia. The company has received regulatory approval to start the trial in the Netherlands and enrolled the first patient at the Amsterdam University Medical Centers. Subject to regulatory approval, the company plans to initiate additional centers in Germany and potentially other European countries.

With regard to InflaRx’s other ongoing clinical trials, the company is monitoring the impact of COVID-19 on its programs. The company’s current clinical trial sites remain active; however, it is possible that sites have paused or will pause screening of new patients, and there may be other delays or consequences as the pandemic evolves. Therefore, we cannot predict the future impact on the programs or the company as a whole at present.

About IFX-1:
IFX-1 is a first-in-class monoclonal anti-human complement factor C5a antibody, which highly and effectively blocks the biological activity of C5a and demonstrates high selectivity towards its target in human blood. Thus, IFX-1 leaves the formation of the membrane attack complex (C5b-9) intact as an important defense mechanism, which is not the case for molecules blocking the cleavage of C5. IFX-1 has been demonstrated to control the inflammatory response driven tissue and organ damage by specifically blocking C5a as a key “amplifier” of this response in pre-clinical studies. IFX-1 is believed to be the first monoclonal anti-C5a antibody introduced into clinical development. Approximately 300 people have been treated with IFX-1 in clinical trials, and the antibody has been shown to be well tolerated. IFX-1 is currently being developed for various inflammatory indications, including Hidradenitis Suppurativa, ANCA-associated vasculitis and Pyoderma Gangraenosum.

About InflaRx N.V.:
InflaRx (Nasdaq: IFRX) is a clinical-stage biopharmaceutical company focused on applying its proprietary anti-C5a technology to discover and develop first-in-class, potent and specific inhibitors of C5a. Complement C5a is a powerful inflammatory mediator involved in the progression of a wide variety of autoimmune and other inflammatory diseases. InflaRx was founded in 2007, and the group has offices and subsidiaries in Jena and Munich, Germany, as well as Ann Arbor, MI, USA. For further information please visit www.inflarx.com.

On December 28, 2015, InflaRx entered into a co-development agreement with Beijing Defengrei Biotechnology Co. Ltd., or BDB, for the use of the IFX-1 technology and cell line in BDB’s development of drug candidates for sale in China. Pursuant to the agreement, InflaRx granted BDB an exclusive, non-transferable license to use the IFX-1 cell line and related intellectual property solely to develop and commercialize BDB’s drug candidates, including BDB-001, in China.  Pursuant to the agreement, InflaRx is entitled to receive royalties on net sales of BDB’s products containing BDB-001 and reserves the right to commercialize products containing BDB-001 outside of China.

Contacts:
InflaRx N.V.
Jordan Zwick – Global Head of Business Development & Corporate Strategy
Email: jordan.zwick[at]inflarx.de
Tel: +1 917-338-6523

MC Services AG
Katja Arnold, Laurie Doyle, Andreas Jungfer
Email: inflarx[at]mc-services.eu
Europe: +49 89-210 2280
US: +1-339-832-0752

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “estimate,” “believe,” “estimate,” “predict,” “potential” or “continue” and similar expressions. Forward-looking statements appear in a number of places throughout this release and may include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, our ongoing and planned preclinical development and clinical trials, including with respect to IFX-1 for the treatment of patients with severe COVID-19 pneumonia, the impact of the COVID-19 pandemic on the company, the timing of and our ability to commence and conduct clinical trials, make regulatory filings and obtain and maintain regulatory approvals for our product candidates, our intellectual property position, our ability to develop commercial functions, expectations regarding clinical trial data, our results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies, the industry in which we operate, the trends that may affect the industry or us and the risks uncertainties and other factors described under the heading “Risk Factors” in InflaRx’s periodic filings with the Securities and Exchange Commission. These statements speak only as of the date of this press release and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.